Global Lights Acquisition Corp

November 6, 2023

Mr. Kibum Park

Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Global Lights Acquisition Corp Draft Registration Statement on Form S-1 Filed September 22, 2023 File No. 333-274645

Dear Mr. Kibum Park:

This letter is in response to the letter dated October 19, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Lights Acquisition Corp (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form S-1 filed September 22, 2023

Cover Page

1.	We note that you have identified Valuable Capital Securities as a lead or managing underwriter in the offering. However, Valuable Capital Securities is not identified in the underwriting table on page 165. Please revise or advise as appropriate. Refer to Item 501(b)(8)(i) of Regulation S-K. If Valuable Capital Securities will not serve as a lead or managing underwriter in the offering, please clarify and explain their role on page 165.

Response: We respectfully advise the Staff that Valuable Capital Securities will not serve as an underwriter in this offering, and we have revised the disclosures on the cover page and throughout the Registration Statement accordingly.

Management

Directors, Director Nominees and Officers, page 127

2.	We note that Chengzhong Li will serve as your independent director immediately upon the effectiveness of your registration statement on Form S-1. Please revise, here and elsewhere, to ensure that you provide all of the disclosure required by Item 401 of Regulation S-K. For example, please ensure that the disclosure regarding Chengzhong Li's experience covers the entire prior five years.

Response: We respectfully advise the Staff that we have revised the disclosures on page 5, 99, and 128 of the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

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Very truly yours,

By:	/s/ Zhizhuang Miao
Zhizhuang Miao
Chief Executive Officer

cc:	Arila Zhou, Esq. Robinson & Cole LLP

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